UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-32113
CUSIP Number: 76122Q105

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: August 24, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: __________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

RESOURCES CONNECTION, INC.
Full Name of Registrant

N/A
Former Name if Applicable

17101 Armstrong Avenue
Address of Principal Executive Office (Street and Number)

Irvine, California 92614
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Resources Connection, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended August 24, 2024 (the “Q1 Form 10-Q”) by the prescribed due date without unreasonable effort or expense because of the circumstances described below.

During the first quarter of fiscal 2025, the Company reorganized its business segments to better align with changes in its internal management framework and reporting of financial information which is used for performance assessment and resource allocation.  In connection with the business segment reorganization, the Company was required to perform an interim goodwill impairment analysis.  As reported in its earnings release for the first quarter of fiscal 2025, the Company expects to record a non-cash impairment charge of $3.9 million in the Europe and Asia Pacific segment in the first quarter of fiscal 2025. The Company is still in the process of finalizing the presentation and disclosure related to the goodwill impairment charge in its Fiscal 2025 Q1 Form 10-Q as well as its assessment of the Company’s controls and procedures required to be included in Part I, Item 4 of the Fiscal 2025 Q1 Form 10-Q.   The Company requires additional time to complete this work and finalize the Fiscal 2025 Q1 Form 10-Q.  The Company expects to file its Fiscal 2025 Q1 Form 10-Q with the Securities and Exchange Commission (“SEC”) as soon as practicable, and no later than the fifth calendar day following the prescribed due date, in accordance with Rule 12b-25 promulgated under the Securities Exchange Act of 1934.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jennifer Y. Ryu	714	430-6400
(Name)	(Area) Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On October 1, 2024, the Company issued a press release announcing financial results for the first quarter of fiscal 2025 and included a copy of such press release as an exhibit to the Company's Current Report on Form 8-K furnished by the Company with the SEC on October 1, 2024. Information about the Company's financial results for the first quarter of fiscal 2025 was included in such press release. As noted in that press release, the Company announced revenue of $136.9 million, gross margin of 36.5%, selling, general and administrative expenses of $48.9 million, a net loss of $5.7 million and diluted loss per common share of $(0.17) for the first quarter of fiscal 2025 that ended on August 24, 2024, compared to revenue of $170.2 million, gross margin of 39.4%, selling, general and administrative expenses of $59.9 million, net income of $3.1 million and diluted earnings per common share of $0.09 for the first quarter of fiscal 2024 that ended on August 26, 2023.

Forward Looking Statements

The statements included in this Form 12b-25 regarding our results of operations as expected to be reported in the Fiscal 2025 Q1 Form 10-Q and other statements that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  These statements are based on various assumptions, whether or not identified herein, and on the current expectations of the Company’s management and are not predictions of actual performance. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of risks, uncertainties and changes in circumstances, including the risk that the Company will not timely filed its Fiscal 2025 Q1 Form 10-Q by the extended filing date pursuant to Rule 12b-25 and the completion of matters necessary to permit the filing of the Fiscal 2025 Q1 Form 10-Q, including completion of the review by the Company’s independent registered public accounting firm. Additional risks and uncertainties that may cause actual results to differ materially include the risks and uncertainties listed in the Company’s filings with the SEC, including the Company’s Form 10-K filed with the SEC on July 22, 2024. The Company does not intend, and undertakes no obligation, to update the forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, unless required by law to do so.

RESOURCES CONNECTION, INC.
(Name of Registrant as Specified in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

		By:	/s/ Jennifer Y. Ryu
Jennifer Y. Ryu
Date:	October 3, 2024		Executive Vice President and Chief Financial Officer